Exhibit 99.1

NEWS RELEASES

KIMBER REPORTS DRILL RESULTS AND PROGRESS FROM MONTERDE

January 17, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

January Drill Program

Following the Christmas break, drilling on the Monterde property recommenced

January 9th. There are currently two reverse circulations rigs on site, each operating two shifts per day. The drills are currently stationed on the Carmen deposit, where infill drilling is being directed to upgrade resources. Step out holes are being drilled to increase density where drilling is sparse and to probe for limits to the deposit.

The Company expects to move drills back into the Carotare deposit and El Orito Norte as soon as possible. Delays in drilling these targets have been due to access problems. Some blasting will be required to build drill roads on both these targets. Permits are in place and the necessary equipment is being arranged.

Carmen Deposit Drilling

Further drill results on the Carmen deposit are shown in the table below. The MTC holes (core drilling on the Carmen deposit) were drilled for metallurgical and geology purposes.

The MTR holes (reverse circulation) listed below include both infill and step out. Some of the latter demonstrate good widths and extend the mineralisation to the south beyond the limits of the former underground mine. The deposit remains open in this direction as well as to the east and southeast.

El Orito Norte Drilling

The first two holes (EOR 06 & 07) of what will be a substantial drill program on the El Orito Norte did not intersect significant grades. (EOR 01-05, drilled on El Orito Sur in 2003 and 2004 directed the geology team to recognition of El Orito Norte in 2005.) Unlike the Carotare target where we were fortunate in being able to identify a significantly mineralized structure on the basis of old pits and shallow shafts, identification of the key structures on El Orito Norte may take longer. This target, located between the Carmen deposit and the Carotare deposit has the largest surface area of the three and has similar surface expression.

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
EOR- 06	No significant intercepts
EOR- 07	Scattered anomalous
MTC- 20	14	26	12	0.444	196	2.75
	14	18	4	0.971	473	6.53
	114	128	14	0.605	74	1.48
	174	178	4	0.893	63	1.63
MTC- 21	64	70	6	0.713	95	1.83
	142	152	10	2.125	171	4.14
	164	174	10	1.998	75	2.88
MTC- 22	6.35	16	9.65	0.438	60	1.15
	86	92	6	1.934	69	2.75
	116	124	8	1.253	58	1.93
	222	226	4	13.095	456	18.46
	254	266	12	0.569	38	1.02
	258	264	6	0.473	68	1.27
	272	276	4	1.117	106	2.36
MTC- 23	76	90	14	0.834	120	2.25
	100	106	6	0.405	89	1.45
	138	154	16	0.865	49	1.44
	148	152	4	2.310	96	3.44
	192	196	4	0.837	65	1.60
	256	264	8	1.544	23	1.81
MTR-286	174	178	4	1.377	19	1.60
MTR-287	Scattered anomalous
MTR-288	150	154	4	0.057	39	0.51
	208	212	4	1.211	20	1.44
MTR-289	6	20	14	0.106	46	0.65
MTR-290	98	130	32	0.150	50	0.73
MTR-291	24	38	14	0.127	50	0.72
MTR-292	104	112	8	0.758	49	1.33
	230	238	8	1.723	125	3.19
MTR-293	32	36	4	0.126	53	0.75
MTR-294	22	32	10	0.390	78	1.31
MTR-295	2	20	18	0.266	87	1.28
	138	152	14	1.250	37	1.68
MTR-296	110	114	4	0.611	321	4.39
	168	186	18	0.862	51	1.46
MTR-297	88	96	8	0.072	47	0.62
	106	116	10	0.383	55	1.03
	186	194	8	0.586	37	1.02
	258	272	14	1.211	35	1.63

   *Gold equivalent grade assumes equivalence of 85 grams of silver to one gram of gold.

True widths are expected to range between 65% and 85% of the intervals reported in the table above.

Pre-feasibility Study

The drill data up to August 18, 2005 including drill sections, bench plans, and mineralization boundaries (“solid models” for both gold and silver) have been delivered to the independent engineering company engaged to carry out block models and the pre-feasibility study. The pre-feasibility study, which is expected by the end of April, will be an important milestone in the advance of the Monterde project towards production.

Resource Estimate

The next resource estimate to be reported on the Carmen deposit will be the block model referred to above. It will be based on the same database as Estimate “L” which included drilling on Carmen to August 18, 2005 and will allow comparison between polygonal and block model methods. Work has begun on a resource estimate which will incorporate more recent drilling. (By December 31, 2005 a further 76 holes had been drilled.)

Mineral Exploration Roundup Conference

Kimber will be exhibiting at the Mineral Exploration Roundup Conference in Vancouver January 23-24. We invite all those interested in the Kimber story to stop by our booth, B88, to meet members of the Kimber team.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. A pre-feasibility study is expected on the Carmen deposit in April 2006.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified.  For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Manager, Corporate Communications

or

Robert Longe P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Mr. Alan Hitchborn, B.Sc., Vice President Development, manages the field program of drilling and trenching on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.) for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.